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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

February 1, 2021

Re:	Karooooo Pte. Ltd. Draft Registration Statement on Form F-1 Submitted November 25, 2020 CIK No. 0001828102

U.S. Securities and Exchange Commission

Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549
Attn:      Christine Dietz, Senior Staff Accountant

David Edgar, Staff Accountant

Larry Spirgel, Office Chief

Jeff Kauten, Staff Attorney

Ladies and Gentlemen:

On behalf of our client, Karooooo Pte. Ltd. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated December 21, 2020 (the “Comment Letter”). On November 25, 2020, the Company confidentially submitted a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering (“IPO”) of the Company’s ordinary shares via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company has revised the Draft Registration Statement in response to the Staff’s comments and is submitting concurrently with this letter Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which reflects these revisions and updates and clarifies certain other information.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in Amendment No. 1.

2	February 1, 2021

Draft Registration Statement on Form F-1

Summary, Page 1

1.	Provide the basis for your assertion that you are a leading global provider of real-time mobility data analytics solutions for smart transportation.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it believes the disclosure is appropriate on the basis of third party research. According to an Allied Market Research report published in October 2019 on the Global Automotive Telematics Market 2019-2026, Cartrack is a “leading provider of fleet management solutions, insurance telematics & vehicle tracking, and recovery as a safety & security service worldwide.” Further, the Company notes that there are a limited number of global peers with more than one million subscribers. Based on market research, the Company believes that there are two US based service providers with over one million in subscribers as of November 2020, the largest European service provider had less than one million in subscribers as of November 2020 and the Company’s closest listed South African competitor similarly had less than one million subscribers as of October , 2020.

2.	Please disclose the date as of which you supported more than 1.2 million subscribers.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 1, 62 and 92 of Amendment No. 1 accordingly.

Summary Financial and Other Information, page 11

3.	Please revise here and on page 57 to disclose the actual basic and diluted earnings per share as presented on page F-47.

Response:

The Company respectfully acknowledges the Staff's comment and has revised its disclosure on pages 12 and 59 of Amendment No. 1 accordingly.

Risk Factors

Risks Relating to Our Business and Operations

We may not be able to add new subscribers…, page 15

4.	Please disclose the average length of your sales cycle for your medium-sized business and large enterprises as compared to your consumer, sole proprietor and small business customers.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 16 of Amendment No. 1 accordingly.

3	February 1, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics
Adjusted Earnings Before Interest Depreciation Taxation and Amortization (“Adjusted EBITDA”), page 65

5.	We note your non-IFRS measure Adjusted EBITDA excludes the amortization of capitalized commission costs. Tell us how you considered Question 100.01 of the Non- GAAP Compliance and Disclosure Interpretations as sales commissions appear to be a normal, recurring cash operating expense necessary to operate your business.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 14 and 68 of Amendment No. 1 accordingly.

Free Cash Flow and Free Cash Flow Margin, page 66

6.	Revise here and throughout the filing to disclose the comparable IFRS measure for free cash flow margin. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 15 and 61 of Amendment No. 1 accordingly.

Business Overview, page 81

7.	Please disclose any material assumptions and limitations associated with your estimate of your total addressable market as addressed in the Allied Market Research report. Please also balance your disclosure in this section by disclosing the size and potential growth of these markets in South Africa where you conduct the substantial majority of your operations.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 1-2 and 92-93 of Amendment No. 1 accordingly.

Principal and Selling Shareholder, page 111

8.	Please disclose any significant change in the percentage ownership held by any major shareholders during the past three years and the portion of each class of securities held in the United States and the number of record holders in the United States. Refer to Items 7.A.1(b) and 7.A.2 of Form 20-F.

4	February 1, 2021

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 121 of Amendment No. 1 accordingly.

Notes to the Consolidated Financial Statements
2.2 Accounting policies
q) Revenue Subscription revenues, page F-19

9.	We note that non-refundable amounts received at the inception of the contract and revenues from certain customers that have paid for the service upfront (page F-33) are recognized over the expected term of the customer relationship. Please tell us your basis for recognizing these revenues over the expected term of the customer relationship and refer to the authoritative accounting guidance you relied upon.

Response:

The Company acknowledges the Staff’s comment and respectfully submits that the Company believes that such upfront fees received should not be recognized immediately as a separate performance obligation has not been satisfied at that time (per IFRS 15.22-30 and IFRS 15.B49). Instead they are recorded as deferred income and are recognized over the expected term of the customer relationship as customers can continue the service provided indefinitely without the need to pay a further upfront fee, which represents a material right pursuant to IFRS 15.B40 (per IFRS 15.B49).

Dealership fitments, page F-20

10.	We note that units that are installed into dealership vehicles are classified as inventory. Please explain your basis for classification as inventory considering that, like your other devices, ownership of the device remains with the group. Refer to the authoritative guidance that supports your classification.

Response:

The Company acknowledges the Staff’s comment and respectfully submits that because a dealership may sell a vehicle to a customer that does not sign a subscription contract with the Company, there is no certainty that the unit will benefit multiple accounting periods. Therefore, at the point that a unit is installed in a dealership vehicle, it does not meet the definition of property, plant & equipment (per IAS 16.6). Instead the units are viewed as similar to consignment inventory albeit that if the customer purchasing the vehicle does not sign a subscription contract with the Company, the unit is effectively sold for no consideration and therefore expensed at that point in time.

17. Amounts received in advance, page F-33

11.	Revise to disclose the aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied as of the end of the reporting period and when you expect to recognize these amounts as revenue. Refer to paragraph 120 of IFRS 15.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page F-33 of Amendment No. 1 accordingly.

36. Subsequent Events, page F-48

5	February 1, 2021

12.	Please tell us your consideration of including pro forma per share data giving effect to the number of common shares whose proceeds would be necessary to pay the May and November dividends in excess of the current year´s earnings. Refer to SAB Topic 1:B.3. Similar concerns also apply to the Summary and Selected Financial and Other Information.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page F-48 of Amendment No. 1 to include a description of the dividends declared by Cartrack in May 2020 and November 2020. As set forth below, the Company does not believe that the guidance in SAB Topic 1:B:3 applies here since the dividends paid do not exceed the current period earnings. Specifically, the dividends declared of R104,385 thousand, or R5.13 per share, are less than the earnings for the year ended February 29, 2020 of R443,526 thousand. The dividends declared of R167,850 thousand, or R8.26 per share, for the nine months ended November 30, 2020, were also not in excess of the interim earnings for the period of R394,865 thousand.

General

13.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company advises the Staff that there have been no written communications, as defined in Rule 405 under the Securities Act, presented to potential investors in reliance on Section 5(d) of the Securities Act to date. To the extent that any written communications are presented to potential investors, the Company will supplementally provide copies to the Staff.

* * *

6	February 1, 2021

Please do not hesitate to contact me at 212-450-4077 or john.meade@davispolk.com or Roshni Banker Cariello at 212-450-4421 or roshni.cariello@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ John B. Meade

cc:	Zak Calisto, Chief Executive Officer, Karooooo Pte. Ltd.
Brendan Horan, Chief Strategy Officer, Karooooo Pte. Ltd.
Roshni Banker Cariello, Davis Polk & Wardwell LLP
Joshua Wechsler, Fried, Frank, Harris, Shriver & Jacobson LLP